EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, 2008, 2007, and 2006

(DOLLARS IN THOUSANDS)

	2010	2009	2008 (as restated) (d)	2007 (as restated) (d)	2006 (as restated) (d)
Income (loss) before (provision) benefit for income taxes from continuing operations	$121,711	$(169,786)	$(365,488)	$35,582	$54,991
Fixed charges (a)	116,046	80,021	87,634	102,228	115,217
Earnings (loss) available for fixed charges	237,757	(89,765)	(277,854)	137,810	170,208
Fixed charges (b)	118,407	81,739	88,396	102,228	115,217
Excess (deficit) of earnings (loss) over fixed charges	$119,350	$(171,504)	$(366,250)	$35,582	$54,991

Ratio of earnings to fixed charges	2.01	0.00	0.00	1.35	1.48
Earnings (loss) available for combined fixed charges and preferred stock dividends	$237,757	$(89,765)	$(277,854)	$137,810	$170,208
Combined fixed charges and preferred stock dividends (c)	118,407	81,739	88,396	102,228	115,217
Excess (deficit) of earnings (loss) over combined fixed charges and preferred stock dividends	$119,350	$(171,504)	$(366,250)	$35,582	$54,991
Ratio of earnings to combined fixed charges and preferred stock dividends	2.01	0.00	0.00	1.35	1.48

(a)                Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, and amortization of deferred financing costs.

(b)               Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount,  capitalized interest and amortization of deferred financing costs.

(c)                Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 — effective tax rate).  Accordingly, there were no preferred stock dividends paid in 2006, 2007, 2008, 2009 or 2010.

(d)               Earnings included in this ratio include the effects of the retrospective application of FSB APB 14-1 and FAS 160.